Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-162195 Dated December 5, 2011

Introducing the DB Inflation ETNs and Deflation ETNs:

The PowerShares DB US Inflation ETNs (the "inflation ETNs") and the PowerShares DB US Deflation ETNs (the "deflation ETNs," together with the "inflation ETNs", the "ETNs") are the first exchange-traded products to provide investors with direct exposure to US inflation or deflation expectations.

The ETNs target the market's expectations of future inflation by taking a long or short position in TIPS and an offsetting position in US Treasuries with approximately equivalent terms to maturity.

Why a long or short-only position in TIPS may not be a suitable hedge against inflation:

TIPS are essentially fixed-rate Treasuries overlaid with inflation exposure and thus are sensitive to changes in interest rates. TIPS sensitivity to interest rates, exhibited by its 0.66 correlation to U.S. Treasuries, may have hurt its ability to provide targeted exposure to the market's expectations of future inflation, in this case exhibited by its 0.09 correlation to changes in CPI.

10 Year Correlation:

0.8
0.6
0.4
0.2
0
-0.2
-0.4
0.66
TIPS to US Treasuries
US Treasuries to CPI
-0.25
0.09
TIPS to CPI

Source: Bloomberg as of Oct. 31, 2011

Why target inflation with the ETNs?

By taking an offsetting position in US Treasuries and aiming to reduce the effects of interest rate risk exposure inherent in TIPS we believe an investor can more effectively target long or short exposure to inflation through the ETNs.

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For Institutional Investor Use Only - Not For Use With the Public

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | dbfunds.db.com/notes or EDGAR on the SEC website at

www.sec.gov. Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369 4617, or you may request a copy from any dealer participating in this offering.

PowerShares DB US Inflation and US Deflation ETNs

The ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch that are linked to the month-over -month returns, whether positive or negative, on the DBIQ Duration-Adjusted Inflation Index and the DBIQ Duration-Adjusted Deflation Index (each, an "inflation index").

The inflation indices aim to track changes in the market’s expectations of future inflation implied by the difference in yields between Treasury Inflation-Protected Securities (TIPS) and U.S. Treasury bonds with approximately equivalent terms to maturity. A combination of offsetting short and long notional positions in TIPS and Treasury Bond Futures is one way in which this expectation of future inflation may be measured. If the market’s expectation of future inflation increases, TIPS are likely to outperform U.S. Treasury bonds with approximately equivalent terms to maturity. If the market’s expectation of future inflation decreases, TIPS are likely to underperform U.S. Treasury bonds with approximately equivalent terms to maturity. Therefore, to gain exposure to the market’s expectation that future inflation will increase, the Inflation ETNs take a notional long position in TIPS and a notional short position in U.S. Treasury bonds with approximately equivalent terms to maturity. To gain exposure to the market’s expectation that future inflation will decrease, the Deflation ETNs take a notional short position in TIPS and a notional long position in U.S. Treasury bonds with approximately equivalent terms to maturity.

Investors may redeem the ETNs in blocks of no less than 50,000 securities and multiples of 25,000 securities thereafter, subject to the procedures describe in the pricing supplement. Redemptions may include a fee of up to $0.075 for each security that is redeemed or a fee of up to $0.50 if an investor offers in excess of 500,000 securities for redemption on any repurchase date.

Important Risk Considerations

The ETNs offer investors exposure to the month-over-month performance of their respective inflation index and the month-over-month returns on the DB 3-Month T-Bill Index (the "T-Bill Index"), measured from the first calendar day to the last calendar day of each month, less the investor fee. The inflation indices are intended to rise and fall based on changes in the market’s expectations about future rates of inflation, and are therefore distinct from the U.S. City Average All Items Consumer Price Index for All Urban Consumers (the “CPI”), the commonly known consumer price index, which is used to track current inflation in the United States. Unlike TIPS, which are intended to provide inflation protection, the ETNs allow investors to take long or short exposure to changes in the market’s expectations about inflation and do not guarantee any return of principal at maturity. Investors should consider their investment horizon as well as potential trading costs when evaluating an investment in the ETNs and should regularly monitor their holdings of the ETNs to ensure that they remain consistent with their investment strategies.

The ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch and payment of the amount due on the ETNs is entirely dependent on Deutsche Bank AG, London Branch’s ability to pay. The rating of Deutsche Bank AG, London Branch does not address, enhance or affect the performance of the ETNs other than Deutsche Bank AG, London Branch’s ability to meet its obligations. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Risks of investing in the ETNs include limited portfolio diversification, uncertain principal repayment, uncertain tax treatment, strategy risk, trade price fluctuations, illiquidity and credit risk. Investing in the ETNs is not equivalent to a direct investment in the inflation indices or components of the inflation indices. The investor fee will reduce the amount of your return at maturity or upon repurchase of your ETNs even if the value of the relevant inflation index has increased. If at any time the repurchase value of the ETNs is zero, the relevant ETNs will be accelerated and you will lose your entire investment in such ETNs. An investment in the ETNs is not suitable for all investors.

The ETNs may be sold throughout the day on NYSE Arca through any brokerage account. Ordinary brokerage commissions apply. Sales in the secondary market may result in losses. There are restrictions on the minimum number of units that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement.

The ETNs are concentrated in TIPS and U.S. Treasury bonds. The market value of the ETNs may be influenced by many unpredictable factors, including, among other things, U.S. government fiscal policy and monetary policies of the Federal Reserve Board, inflation and expectations concerning inflation, interest rates, and supply and demand for TIPS and U.S. Treasury bonds.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

An investor should consider the ETNs’ investment objectives, risks, charges and expenses carefully before investing.

An investment in the ETNs involves risks, including the loss of some or all of the principal amount. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.

Not FDIC Insured — No Bank Guarantee — May Lose Value

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

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